United States securities and exchange commission logo





                             July 22, 2022

       Bryan Glass
       Principal Executive Officer
       Ranger Gold Corp.
       20 West Park Avenue, Suite 207
       Long Beach NY 11561

                                                        Re: Ranger Gold Corp.
                                                            Form 10-12G
                                                            Filed June 30, 2022
                                                            File No. 000-53817

       Dear Mr. Glass:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed June 30, 2022

       Note A -- Business Activity, page F-8

   1. We note your disclosures here and in Note C and on your cover page that you are an emerging growth
company. We also note that on October 15, 2019, the Commission revoked a registration
of your securities registered pursuant to Section 12 of the Exchange
                                                        Act. As a result, it
appears that you do not qualify for emerging growth company status.
                                                        For guidance, please
refer to Question and Answer number 54 of the Generally Applicable
                                                        Questions on Title I of
the JOBS Act frequently asked questions, which can be found at

https://www.sec.gov/divisions/corpfin/guidance/cfjjobsac
tfaq-title-i-general.htm. Please
                                                        revise your
registration statement to reflect that you are not an emerging growth company or explain why you
believe you qualify as an emerging growth company.
 Bryan Glass
Ranger Gold Corp.
July 22, 2022
Page 2
General

2. Please note that your registration statement becomes effective automatically 60 days after its initial filing, and you will then be subject to the reporting requirements of the
      Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff
Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.



                                                           Sincerely,
FirstName LastNameBryan Glass
                                                           Division of
Corporation Finance
Comapany NameRanger Gold Corp.
                                                           Office of Energy &
Transportation
July 22, 2022 Page 2
cc:       William Ruffa, Esq.
FirstName LastName